Exhibit 4.13

ENGLISH TRANSLATION OF SIGNED GERMAN ORIGINAL

Dated 22 December 2004

Vodafone Group Plc

and

Mr. Dipl.-Ing. Thomas Geitner

SERVICE AGREEMENT

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This Agreement is concluded with effect from 1 June 2005 between:

(1)	Vodafone Group Plc whose registered office is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN England (the “Company”); and

(2)	Mr. Dipl.-Ing. Thomas Geitner of Arndtsraße 14, 50996 Köln (the “Executive”).

Preamble

The Executive has worked for the Vodafone Group since 15 May 2000 and has been a member of the Management Board of Vodafone Holding GmbH and its predecessor in law since 5 June 2000. The Executive’s original appointment terms are due to expire on 31 May 2005. Vodafone Holding GmbH is an indirect subsidiary of the Company.

The Executive was appointed to the board of the Company in 2000 and, having retired by rotation in accordance with the Company’s articles of association, was reappointed in 2003.

The Company now wishes to employ the Executive, with the retention of his vested rights, for a further period of time beyond the expiry of the Executive's original appointment terms and to continue to engage the Executive as a director of the Company. Upon this premise, the Company and the Executive have concluded the following agreement which records the terms on which the Executive will serve the Company.

1	Interpretation / Definitions

In this agreement (and any schedules to it):

“Board” means the board of directors of the Company from time to time;

“Employment” describes this agreement on the Executive’s services, including the services rendered as a director of Vodafone Group Plc;

“Group” means the Company and any other company which is a subsidiary of the Company or in which the Company or any subsidiary of the Company controls not less than 20% of the voting shares (where “subsidiary” has the meaning given to it in section 736 of the UK Companies Act 1985);

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Termination Date” means the date on which the Employment terminates.

2	Commencement of Employment

The Employment will start forthwith on the date of this agreement, with no break in service (the Executive’s service with Vodafone Holding GmbH since 15 May 2000 being deemed to be service to the Company) and will be governed by the appropriate legal regulations, and the provisions of the Articles of Association of the Company.

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3	Appointment and Duties of the Executive

3.1	The Executive will serve as Chief Technology Officer of the Company (or such other position as he and the Company may agree from time to time) and as a Managing Director of Vodafone Deutschland GmbH.

3.2	The Executive will:

3.2.1	devote the whole of his working time, attention and skill to the Employment;

3.2.2	fulfil with due diligence and to the best of his ability the obligations incumbent upon him pursuant to his appointment;

3.2.3	accept any offices or directorships as reasonably required by the Board;

3.2.4	obey the directions of the Board; and

3.2.5	promote the interests and reputation of Group Companies.

3.3	The Executive accepts that, subject always to his consent, the Company may require him to perform duties for any other Group Company, whether for the whole or part of his working time. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement.

3.4	The health of the Executive is to his, but also to the Company’s, interest. The Company therefore requests the Executive to have a thorough medical examination once a year by a doctor of his choice. The Company will bear the reasonable costs of this annual examination. The Company does not expect to receive a report on the Executive's health either from the Executive or his doctor.

4	Interests of the Executive

4.1	The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) in any businesses, whether or not of a commercial or business nature, except his interests in any Group Company. The Executive’s interests at the date of this agreement are set out in Schedule 1.

4.2	Subject to clauses 4.3 and 4.4, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company except as a representative of the Company or with the written consent of the Board.

4.3	The Executive may not hold or be interested in investments which amount to more than five per cent of the issued investments of any class of any one company whose investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

4.4	The Executive may serve as a non-executive director of not more than one company quoted on a recognised Stock Exchange.

4.5	The Executive will comply with all rules of law, including the provisions of German Securities Trading Act (Wertpapierhandelsgesetz) regarding the prohibition of insider dealing as well as Part V of the UK Criminal Justice Act 1993 and all rules

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or policies applicable to the Company from time to time in relation to the holding or trading of securities.

5	Salary and Benefits

5.1	The Company will pay the Executive a salary of €1,044,000 gross per annum. Salary will be paid by Vodafone Deutschland GmbH on behalf of the Company monthly in arrears by bank credit transfer on or about the 25th day of each month. Salary will be reviewed annually and the increased salary, if applicable, will take effect from 1 July. As a director of the Company, the Remuneration Committee of the Board will determine the Executive’s future remuneration, along with that of the other directors, in accordance with the requirements of good corporate governance and the Financial Services Authority’s Combined Code and Listing Rules.

The salary referred to in clause 5.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment.

The Executive works for only a percentage of his time in the United Kingdom for the Company (currently approximately 40%). The precise percentage will be calculated at the end of each UK fiscal year on the basis of the Executive's activities and working hours. The Company shall administer wage tax withholdings on the basis of the precise percentage for the previous fiscal year. The Executive shall bear the cost of the Executive's income tax liabilities. The Company will recharge all employment costs regarding the Executive's work for Germany to Vodafone Deutschland GmbH.

5.2	In addition to the remuneration referred to in clause 5.1 above, the Executive will be entitled to participate in short-term and long-term incentive plans and schemes in accordance with Vodafone Group Plc’s executive remuneration policy as determined by the remuneration committee of the board of Vodafone Group Plc from time to time and approved by the Company and Vodafone Group Plc’s shareholders in general meeting. The on target bonus entitlement is 100% of base salary. The Executive's entitlements under all short term, long term and deferred compensation plans and schemes that are in respect of awards made prior to the date of this agreement shall continue to exist in accordance with the terms on which they were granted.

5.3	The Company will provide a car and driver for the Executive’s use in accordance with the guidelines of the Company as amended from time to time, taking into account German law and German tax law.

5.4	The pension promise and survivor’s pension promise granted to the Executive on 11 May 2000 and with the amendments agreed upon in the letter of 23 July 2001 will be continued in Germany and be replaced by the provisions of a separate agreement between the Executive and Vodafone Deutschland GmbH.

5.5	To the extent that the Executive’s Employment is subject to social security under German law, the Company shall bear the statutory employer's contributions and the Executive shall bear the statutory individual's contributions.

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5.6	The accident insurance policy put in place for the Executive pursuant to the Service Agreement of 11 May 2000 will continue on the same conditions.

5.7	The Executive is entitled to 30 work days of paid holiday each calendar year. The Chairman of the Board may stipulate practices as to the timing of holidays although at the date of this agreement no such stipulations exist.

5.8	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 9, if the Executive is unable to work on a temporary basis due to illness or any other reason beyond his control, the Company will continue to pay the Executive the salary payable and benefits provided to the Executive under this agreement, less an amount equal to the sickness allowance paid by the AOK (Public Local Health Insurer) at the seat of Vodafone Deutschland GmbH, for a period of at least twelve months.

6	Expenses

The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement, including costs of travel and accommodation for the Executive's wife when she is required to accompany the Executive on Company business or for Vodafone Deutschland GmbH, provided that these are incurred in accordance with Company policy from time to time. The Company will require the Executive to produce receipts or other documents as proof in respect of such expenses.

7	Confidentiality

7.1	The Executive agrees that he will not, except in the proper performance of his duties, copy, make use of or divulge or communicate to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement trade secrets and confidential information include but will not be limited to names of clients, suppliers, reports, papers, data and other confidential information in any form prepared by the Company or acquired by it and any other information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Company.

7.2	In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 7.1 and clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 7.1 with any amendments necessary to give effect to this provision.

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8	Intellectual Property Rights

8.1	The Executive will promptly inform the Company if he makes or is involved in making an Invention during the Employment and will give the Company sufficient details of it to allow the Company to assess the Invention and to decide whether the Invention belongs to the Company. The Company will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or utility patentable within the meaning of the Employee Inventions Act 1957) relating to or capable of being used in the business of the Company.

8.2	The Executive is not entitled to any additional compensation; such achievements are compensated by the base salary (clause 5.1).

9	Term of the Employment and Termination

9.1	The Employment will continue until terminated by either party giving written notice as set out in clause 9.2.

9.2	Either party may terminate the Employment by giving not less than twelve months’ written notice to the end of a month.

9.3	Notwithstanding the other provisions of this agreement and in particular clause 9.2, the Employment will automatically terminate (if not already terminated) at the end of the month of the Executive’s 60th birthday.

9.4	The Company may terminate the Employment with immediate effect by giving written notice if the Executive contravenes paragraph 626 of the German Civil Code in accordance with this provision.

9.5	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated by the Company with reference to paragraph 626 of the German Civil Code.

9.6	Following the date on which notice to terminate the Employment is deemed to be effective, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any Group Company (except to the extent agreed by such Company).

10	Restrictions after Termination

The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of his appointment and employment. To protect these interests of the Company, the Executive agrees with the Company that, following termination of this agreement either (i) pursuant to notice from the Executive under clause 9.2 above or (ii) by the Executive pursuant to clause 13.3 below, for the period of 6 months commencing on the Termination Date (provided that in no circumstance will such period end any later than the period of 12 months from the date notice is given pursuant to clause 9.2 above) he will be bound by the following covenants:

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10.1	he will not (either on his own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Group the custom of any business which at any time during the 12 months prior to the Termination Date was a customer of the Company or (as the case may be) any other Group Company and in respect of which he had access to confidential information or with whose custom or business he was were personally concerned or employees reporting directly to him were personally concerned;

10.2	he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) deal with or otherwise accept in competition with the Group the custom of any business which was at any time during the 12 months prior to the Termination Date a customer of the Company or (as the case may be) any Group Company and in respect of which he had access to confidential information or with whose custom or business he was personally concerned;

10.3	he will not (either on his own behalf or for or with any other person, whether directly or indirectly) canvass or solicit in competition with the Group the custom of any business which was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, supplier, agent or distributor of the Company) during the six months prior to the Termination Date or which was a potential customer to whom he had made a presentation or a pitch and in respect of whom you had access to confidential information or with whose custom or business you were personally concerned;

10.4	you will not (either on your own behalf or for or with any other person, whether directly or indirectly) deal with or otherwise accept in competition with the Group the custom of any business which was negotiating with the Company or any other Group Company for the supply of goods or services (whether as customer, supplier, agent or distributor of the Company) during the six months prior to the Termination Date or which was a potential customer to whom you had made a presentation or a pitch and in respect of whom he had access to confidential information or with whose custom or business he was personally concerned; and

10.5	he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Company or any other Group Company any person who was a director, executive manager, senior manager or other employee with managerial responsibilities of such a company at the Termination Date and who had been a band F or higher employee (or equivalent) at any time during the six months prior to the Termination Date.

Each of the paragraphs contained in this clause 10 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

11	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is transferred by reason of a reorganisation of the Vodafone Group to another English or German company of the Vodafone Group which, in terms of financial standing, is at least of equal standing, and if the Executive is offered employment with the company succeeding the Company on terms no less favourable to him than the terms of this agreement.

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12	Return of Company Property

When the Employment terminates, the Executive will immediately return to the Company:

12.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

12.2	all other property belonging or relating to any of the Group Companies; and

12.3	any car provided to the Executive which is in the possession or under the control of the Executive.

13	Directorships

13.1	The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company. This provision shall only apply in respect of the Executive's appointment as a member of the Executive Board of Vodafone Deutschland GmbH and his appointment as a Director of Vodafone Group Plc in the event that notice to terminate this agreement has been given by either the Executive or the Company.

13.3	The termination of any directorship or other office held by the Executive pursuant to clause 13.2 will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company. However, should the Executive’s appointment to the Board end at the initiative of the Company (including a vote of the shareholders of Vodafone Group Plc) or should his appointment as a member of the Executive Board of Vodafone Deutschland GmbH end without the consent of the Executive or pursuant to clause 13.2 before the expiry of this agreement without a good cause which would have given the Company the right to terminate the agreement without notice (paragraph 626 German civil code), except a termination for the reason of death or disability, the Executive shall have the right to demand the immediate termination of this agreement within the single period of one month following the termination of either appointment.

In the event that the Executive is entitled to and does demand the immediate termination of this agreement, and provided that he shall not take up a management or executive position or hold office with a competitor of the Group within a period of six months of such termination, he shall receive a cash payment equal to the amount of the salary determined in accordance with clause 5.1 payable in twelve equal monthly instalments in arrears. In addition he shall receive with the twelfth such instalment a cash payment equal to the bonus

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entitlement referred to in clause 5.2, based on the average of his bonus of the last two years.

For the period of twelve months following the termination of the agreement pursuant to clause 13.3 the Executive is not entitled to pension payments or to other Employment related benefits described in clause 5 or to new grants of long term incentive awards, but shall be entitled to accelerated vesting / early exercise rights in respect of subsisting long-term incentive awards on the basis of treatment accorded under the various plan rules to “good leavers”.

For the purposes of this clause, a competitor of the Group shall mean any company which owns or operates a mobile telecommunications service in any country in which any Group Company operates or owns more than 25 per cent of a company which operates a mobile telecommunications service or a company which, at any time in the twelve months prior to the Termination Date, has been a major supplier of network infrastructure or terminal equipment to the Company or any Group Company.

14	Notices

14.1	Any notices given under this agreement must be given by letter or by telefax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

14.2	Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

15	Miscellaneous

15.1	This agreement may only be modified by the written agreement of the parties. The written form requirement also applies to an amendment of this clause.

15.2	References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time, unless regulated to the contrary in this agreement.

15.3	This agreement cancels and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

15.4	If individual provisions of this agreement should be wholly or partially invalid, or if there should be a gap in the provisions of this agreement, this shall not affect the validity of the remaining provisions. In place of the invalid provision, a valid

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provision shall apply which corresponds to the meaning and purpose of the invalid provision. In the event of a gap, a valid provision shall apply which, in accordance with the meaning and purpose of the agreement, would have been agreed if the issue had been considered from the outset. This shall also apply where the invalidity of a provision is based on a degree of performance of time defined in this agreement; in such an event, that which has been agreed shall be replaced by a legally admissible degree of performance or time which most closely approaches the intended aim.

15.5	If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

15.6	This agreement is governed by and will be interpreted in accordance with the laws of Germany unless otherwise explicitly stated in this agreement. Each of the parties submits to the exclusive jurisdiction of the German Courts as regards any claim or matter arising under this agreement.

Date 17 December 2004	Date 22 December 2004

Place Newbury	Place Düsseldorf

Arun Sarin	Thomas Geitner

For and on behalf of Vodafone Group	Mr. Dipl.-Ing. Thomas Geitner
Plc

Before me

Stephen Scott

Group General Counsel & Company
Secretary

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Schedule 1
Executive's interests

The Executive is a Non-Executive Director of Singulus Technologies AG.